                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(b) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number:  1-3439

                          STONE CONTAINER CORPORATION
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

              150 North Michigan Avenue, Chicago, Illinois 60601
                                (312) 346-6600
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

      $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

           10-3/4% Senior Subordinated Debentures due April 1, 2002
       Series B 10-3/4% Senior Subordinated Debentures due April 1, 2002
                 and 1-1/2% Supplemental Interest Certificates
               10-3/4% First Mortgage Notes due October 1, 2002
                   11-1/2% Senior Notes due October 1, 2004
       6-3/4% Convertible Subordinated Debentures due February 15, 2007
               Rating Adjustable Senior Notes due August 1, 2016
--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a) (1) (i)   [X]             Rule 12h-3(b) (1) (i)   [X]
     Rule 12g-4(a) (1) (ii)  [_]             Rule 12h-3(b) (1) (ii)  [_]
     Rule 12g-4(a) (2) (i)   [_]             Rule 12h-3(b) (2) (i)   [_]
     Rule 12g-4(a) (2) (ii)  [_]             Rule 12h-3(b) (2) (ii)  [_]
                                             Rule 15d-6              [_]

     Approximate number of holders of record as of the certificate or notice
 date:   None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Stone Container Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   November 15, 2000                    By:     /s/  Craig A. Hunt
                                             Name:   Craig A. Hunt
                                             Title:  Vice President, General
                                                     Counsel and Secretary